October 5, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street NE
Washington, D.C. 20549

Attention:	Margaret Schwartz
Christopher Edwards

RE:       File No. 001-02189

Dear Ms. Schwartz and Mr. Edwards:

In reply to your letter of September 21, 2021, we have enclosed our response in the attachment hereto.

Very truly yours,

/s/ Robert E. Funck, Jr.
Robert E. Funck, Jr.
Executive Vice President, Finance and Chief Financial Officer

Enclosure

Form 10-K for the Fiscal Year Ended December 31, 2020

1.	We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Response:

Abbott’s Global Sustainability Report (GSR) addresses sustainability reporting practices, speaks to a wide range of stakeholder interests, and provides disclosures beyond those considered material for investors in the context of disclosures required in a Form 10-K. Abbott considers whether it should provide the same type of climate-related disclosure in its SEC filings as it provides in its GSR. The appropriate Abbott subject matter experts and responsible parties are involved in the preparation and review of Abbott’s SEC filings to confirm compliance with SEC disclosure requirements and disclosure of information that is material to investors in the context of SEC periodic reports. For its Form 10-K for the year ended December 31, 2020 (2020 10-K), Abbott concluded that such disclosures were not required under applicable SEC disclosure rules and not material information necessary in order to make the required statements in the 2020 10-K, in light of the circumstances under which they are made, not misleading.

As discussed in its GSR, Abbott has determined through its risk management processes that Abbott is not exposed to material climate related risks or opportunities. Through Abbott’s diversified geographical distribution and the various initiatives that it has implemented to reduce its carbon emissions and improve operational efficiency, the potential impact for climate change-related physical and regulatory risks is significantly lessened. Accordingly, at the time of filing the 2020 10-K, Abbott concluded that there were no climate change-related material risks or known trends or uncertainties that had or that Abbott reasonably expected to have a material impact on its liquidity, capital resources, net sales, or income from continuing operations.

2.	You generally refer to federal and state environmental protection laws and regulations concerning emissions and discharges to the environment from various manufacturing operations. Please tailor the general disclosure about pending or existing climate change-related legislation, regulations, and international accords to describe the impact to your business, financial condition, and results of operations.

Response:

Abbott regularly monitors pending and existing climate change-related legislation, regulations and policies, such as carbon tax regulations, the EU Emissions Trading System, and the UK 2050 net zero target. Abbott has designed policies and standards to consider applicable climate change-related regulations at local, state, national, and international levels. Abbott regularly updates these policies and standards to reflect current and future anticipated best practices and trends.

Due to the nature of Abbott’s business and continuing efforts to manage Abbott’s energy usage and reduce its carbon footprint, Abbott does not significantly contribute to climate-related impacts. As a result, in preparation of its 2020 10-K, Abbott determined that it did not believe any specific pending or existing climate change-related legislation, regulations, or international accords would have a material impact on Abbott’s business, financial condition, liquidity or results of operations.

In its future SEC filings, Abbott will provide tailored disclosure as appropriate if any pending or existing climate change-related legislation, regulations, and international accords would have a material impact on Abbott’s business, financial condition, liquidity or results of operations.

3.	To the extent applicable and material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•	increased demand for goods that result in lower emissions than competing products;
•	increased competition to develop innovative new products that result in lower emissions; and
•	any anticipated reputational risk resulting from operations or products that produce material greenhouse gas emissions.

Response:

To date, Abbott has not identified material indirect consequences of climate-related regulation or business trends that would have a material impact on Abbott’s business, financial condition, liquidity or results of operations. Due to the nature of Abbott’s business, Abbott does not significantly contribute to climate-related impacts. In addition, Abbott has implemented various initiatives to reduce carbon emissions and improve operational efficiency, including purchasing electricity from utility providers that included above-average renewable generation in their energy mix, investing in cogeneration and renewable energy generation at our facilities, and implementing energy efficiency and air emissions projects. The cost to implement such initiatives was not material to Abbott. Such initiatives, together with the diversified nature of Abbott’s global businesses, currently lessen the potential for climate change-related regulation and business trends to have a material impact on its business.

Abbott will continue to monitor the material indirect consequences of climate-related regulation or business trends, and if they are considered reasonably likely to have a material effect on its business, financial condition or results of operations, Abbott will disclose such consequences in future SEC filings as appropriate.

4.	If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
•	severity of weather, such as floods, hurricanes, extreme fires, and water availability and quality;
•	quantification of any material weather-related damages to your property or operations; and
•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

Response:

To date, there have not been significant physical effects of climate change that have had a material impact on Abbott’s operations and results. As a global organization, Abbott’s diverse geographical supply chain and distribution network, along with its well-developed business continuity planning processes, significantly lessen the potential for a substantive business impact from climate-related physical risks.

Abbott operates an integrated multi-disciplinary company-wide risk management process which assesses and manages climate-related risks at various levels of the organization to ensure that its businesses and operations are resilient. Abbott proactively monitors weather conditions that may become severe and impact its facilities, employees, or supply chain. The diversification of Abbott’s business operations, along with the actions that it has already taken to ensure the efficiency of its operations reduces Abbott’s exposure to physical risks. As noted in the 2020 10-K, Abbott purchases raw materials and supplies from numerous suppliers around the world and Abbott has no single customer that, if the customer were lost, would have a material adverse effect on Abbott.

Abbott will continue to monitor the physical effects of climate change, and if such effects are considered reasonably likely to have a material effect on Abbott’s operations, financial conditions, or results, Abbott will disclose such effects in future SEC filings as appropriate.

5.	Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Response:

The effects of transition risks related to climate change were not expected to have a material impact on Abbott’s business, financial condition, or results of operations as of the filing date of Abbott’s 2020 10-K. Abbott’s business strategies include reducing the energy and carbon footprint of its operations. Abbott’s progress in meeting its 2020 carbon reduction targets means that it has fewer opportunities to realize significant additional operating efficiencies and cost savings in the future.

Abbott will continue to monitor the potential effects of transition risks related to climate change and if such risks are considered reasonably likely to have a material effect on its business, financial condition or results of operations, Abbott will disclose such risks in future SEC filings as appropriate.

6.	Disclose any material litigation risks related to climate change and the potential impact to the company.

Response:

Abbott does not have any material climate change-related litigation and given the nature of Abbott’s business activities, Abbott does not expect such litigation to be a significant risk.

In compliance with Item 103 of Regulation S-K, Abbott discloses any material legal proceedings in its Forms 10-K and Forms 10-Q. No climate change-related litigation has been reported in at least the last 10 years. In addition, in Abbott’s 2020 10-K, Abbott estimated the range of possible loss for its legal proceedings and environmental exposures to be from approximately $90 million to $120 million, none of which pertained to climate change-related litigation.

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